January 22, 2009

Kathryn McHale
Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

RE: First Northern Community Bancorp
       Preliminary Proxy Statement on Schedule 14A
       Filed January 16, 2009
       File No. 000-30707

Dear Ms. McHale:

Please be advised that First Northern Community Bancorp has amended our preliminary proxy filed January 16, 2009.  We have enclosed marked copies of our amendments in order to expedite your review.  In addition, the following summary keys our responses to your comments and provides any requested information.  To facilitate your review we have restated your comments below.

Preliminary Proxy Statement on Schedule 14A

1.
In the second full paragraph on page 11, please include information regarding the Company’s initial intentions regarding the use of the proceeds consistent with the disclosures and assumptions made in footnote 2 on page 13 of the pro forma financial information.

Response:

In the second full paragraph on page 11, we included information regarding the Company’s initial intentions for investing the proceeds consistent with the disclosures and assumptions presented in footnote 2 on page 13 of the pro forma financial information.  The amended information reads as follows, ‘The Company intends to utilize the proceeds of possible CPP funds to augment its capital position and to prudently extend lending activities in all of our markets. As a traditional community bank, the Company gathers local deposits and deploys them exclusively into loans within the markets served. The Company is committed to helping the businesses and consumers in our communities access suitable credit. Prior to such deployment, the funds may provide additional liquidity and augment investments. Should circumstances result in the Company being viewed as an acquirer of other financial institutions to the benefit of local communities in our market area, the Board of Directors would contemplate such usage as well’.  (See marked copy of page 11)

Financial Statements

2.	Please revise the narrative to indicate initial use of the proceeds. In this regard, investments in loans are not an acceptable use, nor is any leverage of the investment. Please revise accordingly.

Response:

We have revised the narrative to indicate the initial use of the proceeds.  The amendment indicates the pro forma financial information presented gives initial use of the proceeds to fund investments in federal agency backed securities at an assumed rate of 4.75%, which is the current rate.  (See marked copy of narrative on page 11)

3.
As a related matter, please revise your pro forma income statement and related footnotes to use and disclose interest rates currently offered for your use of proceeds.  In this regard, we would expect the interest rates used for both the nine-months ended September 30, 2008 and the year-end December 31, 2007 income statements to be the same.

Response:

As a related matter, we revised our pro forma income statements and related footnotes to use and disclose the interest rate currently offered for our use of the proceeds.  We used the same interest rate currently available for both the year-end December 31, 2007 and the nine-month ended September 30, 2008 income statement to be the same.  (See marked copy of page 13 and 15)

4.
Please revise footnote four for both your September 30, 2008 and December 31, 2007 income statements to separately disclose the periodic accretion of the discount and the preferred dividend amounts for both your minimum and maximum scenarios.

Response:

We have separately disclosed the periodic accretion of the discount and the preferred dividend amounts for both our minimum and maximum scenarios with in the income statement table for the year-end December 31, 2007 and the nine-months ended September 30, 2008.  (See marked copy of page 13 and 15)

Additional Amendment

5.
In addition, we amended footnote 1 to the pro forma balance sheet for December 31, 2007 and September 30, 2008 to indicate the initial investment of proceeds in federal agency backed securities at an assumed rate of 4.75%.  (See marked copy of page 12 and 14)

Closing Comments

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (707) 678-3041.

Sincerely,

Louise A. Walker
Sr. EVP/CFO

cc:           Owen J. Onsum, First Northern Community Bancorp